EXHIBIT 99.1 - Letter from Independent Accountants


September  28,  1998

STATEMENT BY MALONE & BAILEY, PLLC

To the Board of Directors
LS Capital Corporation

We are currently engaged in performing an examination of the financial statements of LS Capital Corporation for the year ended June 30, 1998. Confirmation of account balances with key customers is an essential part of the examination and certain confirmation requests have not been returned as of this date. Since I have not received all the confirmations necessary to complete the audit, I am unable to estimate whether there will be any significant changes in the operating statement.

We will not be able to complete our examination and render an opinion on the financial statements on or before September 28, 1998, the date by which the Company is required to file its annual report with the Securities and Exchange Commission on Form 10-KSB.


John C. Malone, CPA